Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: December 2, 2005
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
Today’s decision of the Federal Council
Swisscom has taken note of today’s decision of the Swiss Federal Council following discussions with the Board of Directors and as mentioned on 30 November 2005 will take it into account in the decision-making process surrounding the matter in question.
Further information will follow in due course.
Berne, 2 December 2005

Swisscom AG
Group Media Relations	Phone	+41-31-342 91 93	www.swisscom.com
3050 Bern	Fax	+41-31-342 06 70	media@swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: December 2, 2005	by: /s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law